FOR IMMEDIATE RELEASE

           For:  Falcon Holding Group and Falcon Cable Systems Company
                      Contact:  Mike Menerey (818) 792-7132
                          Stan Itskowitch (310) 209-8400

                      FALCON HOLDING GROUP AGREES TO ACQUIRE
                      ASSETS OF FALCON CABLE SYSTEMS COMPANY

                   Los Angeles, California -- June 13, 1996 -- Falcon Holding Group, L.P. ("FHGLP") announced today that its Board of Representatives unanimously approved the acquisition of all of the cable systems of Falcon Cable Systems Company, L.P. (AMEX:FAL) for approximately $247.40 million in cash (the "Ac-quisition") through an affiliate, in accordance with the ap-praisal procedure set forth in FAL's Partnership Agreement. FHGLP and FAL have entered into a definitive asset purchase agreement (the "Acquisition Agreement") with respect to the Acquisition.

                   FHGLP's affiliate intends to consummate the Acquisi-tion as soon as possible following the receipt of regulatory aprovals and financing with which to make the Acquisition. FH-GLP intends to finance the Acquisition primarily through bor-rowings under a new $750 million Bank Credit Agreement (the "Facility") expected to be entered into by FHGLP. The parties to the Acquisition Agreement have begun the process of obtain-ing regulatory approvals.

                   The FAL Partnership Agreement provides that FAL shall be dissolved upon the occurrence of the sale or distribution of all or substantially all of the assets of FAL. The general partner of FAL intends to wind-up the affairs of FAL in ac-cordance with the terms of the FAL Partnership Agreement, in-cluding the discharge of all of the liabilities of FAL, and the distribution of the remaining assets of FAL to its partners as appropriate.

                   While no definitive estimate of the per unit distri-bution can be made now, based upon the Acquisition price of $247.40 million, and assuming a hypothetical liquidation of FAL on March 31, 1996, the estimated cash distribution to unithold-ers of FAL would have been $9.17 per unit (the "Hypothetical Estimated Per Unit Distribution") (based upon 6,398,913 units outstanding). The Hypothetical Estimated Per Unit Distribution was calculated assuming (i) net liabilities on the balance sheet of the Partnership, excluding property, plant and equip-ment and intangible assets ("Net Liabilities") of approximately $181.51 million (as of March 31, 1996), (ii) a sale fee equal



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         to approximately $6.19 million (2 1/2% of the $247.40 million
         Acquisition price), and (iii) satisfaction of all other li-abilities of FAL required to be satisfied in connection with the liquidation of FAL, each of which the FAL Partnership Agreement requires be paid prior to the distribution of any remaining cash to unitholders of FAL. The Hypothetical Esti-mated Per Unit Distribution is presented for illustrative pur-poses only and does not necessarily represent amounts FAL could have distributed to unitholders on March 31, 1996 or any date thereafter.

                   The Acquisition price of approximately $247.40 mil-lion was determined by the appraisal process set forth in the FAL Partnership Agreement. The FAL Partnership Agreement pro-vides that the general partner of FAL may cause FAL to sell to the general partner or one of its affiliates for cash all of FAL's cable systems at any time after December 31, 1991 without soliciting unaffiliated purchasers (the "Purchase Right"). Pursuant to the FAL Partnership Agreement, the price at which the Purchase Right may be exercised is determined by reference to an "appraised value" determined pursuant to an appraisal process set forth in the FAL Partnership Agreement (the "Ap-praisal Process"). The FAL Partnership Agreement provides that the "appraised value" is determined by the average of three appraisal evaluations of FAL's cable systems and provides that one appraiser is selected by the general partner of FAL; one appraiser is selected by a majority vote of the independent members of FAL's advisory committee; and one appraiser is se-lected by the two appraisers already so chosen.

                   The matters announced in this press release have been more fully described in the Current Reports on Form 8-K filed by each of FHGLP and FAL with the Securities Exchange Commis-sion today. Interested persons are urged to carefully review the Forms 8-K.

                   FHGLP is one of the largest cable television opera-tors in the United States. FHGLP owns television systems serv-ing customers in 23 states and also controls and holds varying interests in, certain affiliated cable systems which it man-ages.

                   FAL owns and operates cable television systems in more than 100 communities in California and western Oregon. As of March 31, 1996, FAL had approximately 135,553 homes sub-scribing to cable service and 50,337 premium service units.


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